Auryn Expands High-Grade Zone at Curibaya by 1.5 kilometers with Additional High-Grade Silver, Gold and Copper Samples

Vancouver, Canada – November 14th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce additional results from its first surface sampling program at the Sambalay and Salvador concessions within the 11,000 hectare Curibaya project located in the Tacna province in Southern Peru. Highlights include up to 7,990 g/t silver, 17.65 g/t gold and 6.97% copper. These results extend the recently reported high-grade surface results (see October 28, 2019 news release) from the 4.5 square kilometer mapped quartz-sericite-pyrite alteration zone (Figures 1 – 3) by 1.5 kilometers to the west.

A Message from Ivan Bebek, Executive Chairman & Director:

“The abundance of high-grade sampled and the large mineralized footprint we have identified are an exceptional start to the Curibaya project. The grade endowment over a three kilometer by two kilometer area is impressive when considering the location of the project, within one of Peru’s most prolific mining belts.

“We very much look forward to continuing our drill targeting work in the coming months with the goal of drilling Curibaya for the first time in Q4 of next year on the back of our Sombrero drill program, which we anticipate to commence in Q1 of 2020.”

The high-grade silver and gold results effectively expand the alteration and mineralized precious metal system to the west and remain consistent with a potential intermediate sulphidation epithermal system. In addition, high-grade copper was sampled both within polymetallic veins southwest of the project area and along copper-only east-northeast trending structures (Figure 3). Auryn is interpreting these two styles of copper mineralization as being related to a potential copper porphyry system at shallow depths. Rock grab sample highlights are presented in Table 1.

In addition, Auryn has received results from rerunning the three rock samples that were over-limit, being greater than 1,500 g/t silver, in the first round of sampling (see October 28, 2019 news release). Re-assay returned results of 1,630 g/t, 1,855 g/t and 3,110 g/t silver (Figure 1).

Table 1: Rock sampling results

Significant Rock Sample Highlights 2019
Sample ID	Ag g/t	Sample ID	Au g/t	Sample ID	Cu %
W656832	7990	W656832	17.65	W656792	6.97
W656782	1680	W656922	10.10	W656793	6.67
W656882	1600	W656782	9.94	W656808	6.01
W656915	709	W656856	7.88	W656777	4.99
W656922	312	W656882	3.08	W656816	3.61
W656899	310	W656929	1.89	W656809	2.65
W656929	296	W656905	1.83	W656790	2.36
W656794	294	W656756	1.29	W656815	1.59
W656931	267	W656830	1.17	W656811	1.58
W656856	208	W656931	1.07	W656794	1.04
W656779	194	W656915	1.06	W656772	0.79
W656793	189	W656835	0.82	W656812	0.72
W656835	177	W656794	0.74	W656783	0.69
W656861	157	W656890	0.64	W656814	0.56
W656890	154	W656779	0.57
W656903	152
W656792	150
W656883	129
W656894	124
W656891	114

A Message from Michael Henrichsen, C.O.O & Chief Geologist:

“We are very impressed with the fertility of the mineralized system, which has been demonstrated through the sampling of high-grade silver, gold and copper across a large-scale quartz – sericite – pyrite alteration zone. This sampling program speaks to the potential of the Curibaya project for both intermediate sulphidation epithermal systems rich in precious metals, as well as copper porphyry mineralization.

“The Curibaya project will be advanced to drill stage in the coming months through a combination of geological mapping, additional rock and soil sampling and ground-based geophysical surveys.”

Curibaya - 2019 Rock Samples Silver

AURYN RESOURCES
3.2 km
Additional Rock Samples
Legend
Curibaya Claims
Regional Fault
Rock Ag g/t
Batch 2
Batch 1
< 8
8 - 45
45 - 85
85 - 250
> 250
Alteration
Silicification & Quartz
Quartz-Sericite-Pyrite
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo
Chico
Agua del Milagro
Mina Tajpal
1680 g/t
7990 g/t
709 g/t
312 g/t
294 g/t
296 g/t
267 g/t
1600 g/t
1630 g/t
310 g/t
3110 g/t
1855 g/t
N
500 m

Figure 1: Illustrates the distribution of silver mineralization from 2019 samples across the quartz – sericite – pyrite alteration zone within the Sambalay area of the Curibaya project. Note that silver mineralization has been expanded by approximately 1.5 kilometers to the west of Auryn’s previous sampling.

Curibaya - 2019 Rock Samples Gold

AURYN RESOURCES
Legend
Curibaya Claims
Regional Fault
Rock Au g/t
Batch 2
Batch 1
< 0.1
0.1 - 0.5
0.5 - 1
1 - 3
> 3
Alteration
Silicification & Quartz
Quartz-Sericite-Pyrite
3.2 km
Additional Rock Samples
1.29 g/t
1.83 g/t
7.88 g/t
9.94 g/t
17.65 g/t
1.17 g/t
1.06 g/t
10.1 g/t
1.89 g/t
1.07 g/t
3.08 g/t
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo
Chico
Agua de Milagro
Mirlo Tacial
500 m
N

Figure 2: Illustrates the distribution of gold mineralization from 2019 samples across the quartz – sericite – pyrite alteration zone within the Sambalay area of the Curibaya project. Note that gold mineralization has been expanded by approximately 1.5 kilometers to the west of Auryn’s previous sampling.

Curibaya - 2019 Rock Samples Copper

AURYN RESOURCES

Legend
Curibaya Claims
Regional Fault
Rock Cu %
Batch 2
Batch 1
< 0.02
0.02 - 0.2
0.2 - 0.5
0.5 - 1
>1
Alteration
Silicification & Quartz
Quartz-Sericite-Pyrite
3.2 km
Additional Rock Samples
1.58%
3.61%
1.59%
4.99%
2.65%
6.01%
2.36%
6.97%
6.67%
1.04%
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo
Chico
Agua de Milagro
N
500 m

Figure 3: Illustrates the distribution of copper mineralization from 2019 samples across to the west of the main quartz – sericite – pyrite alteration zone within the Sambalay area of the Curibaya project. Note that the copper mineralization is associated with both north-south and east-northeast trending structures that Auryn is currently interpreting to be associated with potential copper porphyry mineralization.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

PERU Rocks 2019 (Curibaya)

Approximately 2-3 kg of material was collected for analysis and sent to ALS Lab in Arequipa, Peru for preparation and then to Lima, Peru for analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay were repeated with ore grade four acid digest method (Cu,Pb,Ag-OG62). Where OG62 results were greater or near 1500ppm Ag the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Ag-GRA21). QA/QC programs for 2019 rock samples using company and lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.